Points.com and Alaska Airlines Lounge in the Boardroom

Expanded Partnership Offers Online Access to Boardroom Lounges

TORONTO (December 15, 2008) - Points International Ltd. (TSX: PTS; OTCBB: PTSEF) — owner and operator of the world's leading reward management Web site, www.points.com — today announced an expanded partnership with Alaska Airlines. Boardroom Day Passes, which allow access to Alaska Airlines’ airport lounges, are now available for purchase online at www.alaskaair.com.

Passes are available for purchase for future travel and are valid for up to one year from the date of purchase. Alaska Airlines Boardroom lounges are located in Anchorage, Los Angeles, Portland, San Francisco, Seattle and Vancouver.

"Alaska Airlines is a customer-focused airline offering as many benefits as possible to travelers online and off," said Points International CEO Rob MacLean. "For the last six years, Points has powered the airline’s successful Instant, Gift, and Transfer Mileage Plan Miles applications along with their Partner Miles program. We continue to work with Alaska to add value to members through products such as online Boardroom Day Passes."

"Online access to Boardroom Lounge passes creates a new way for travelers to access all that Alaska Airlines has to offer," said Rick Rasmussen, Director, Customer Loyalty and Marketing Programs at Alaska Airlines. "Points.com has been a long-standing partner of ours and we continue to look for creative ways to offer additional value and options to Alaska Airlines travelers."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management web site. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan® , AsiaMiles™, British Airways Executive Club, Northwest WorldPerks® , Wyndham Hotel Group's TripRewards® , Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com.

About Alaska Airlines

Alaska Airlines and Horizon Air serve 93 cities through an expansive network throughout Alaska, the Lower 48, Hawaii, Canada and Mexico. For reservations, visit alaskaair.com. For more news and information, visit the Alaska Airlines/Horizon Air Newsroom at alaskaair.com/newsroom.

For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com